Exhibit 99.1

INTER & CO, INC.

Corporate Taxpayer’s ID (CNPJ/ME) No.42.737.954/0001-21

CVM Code No. 8021-7

(Foreign Private Issuer registered in Category “A”)

NOTICE ON RELATED-PARTY TRANSACTION

INTER & CO, INC. (Nasdaq: INTR and B3: INBR32) (“Inter&Co”), indirect controlling shareholder of Banco Inter S.A. ("Inter"), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 80 of March 29, 2022 (article 33, XXXII and Exhibit F), hereby provides its shareholders and the market in general with the following information regarding related party transactions.

Parties

Credit Assignee: Banco Inter S.A. (“Inter”).

Credit Assignors: (1) private individuals (non-related parties) who sold to Conedi Participações Ltda. (“Conedi”) their equity stakes in the companies indicated in the “Transaction’s Object” section below ("Sellers"); and (2) Rádio Itatiaia Ltda. (“Rádio Itatiaia”).

Debtor responsible for the credit payments: Conedi.

Relationship between the Related-Parties and the Issuer

Inter&Co, Inter, Conedi and Rádio Itatiaia have the same indirect controlling shareholder. There are members of the Board of Directors of Inter&Co and Inter who also are Officers and shareholders of Conedi (such members abstained from voting on the transaction). Inter&Co and Inter’s CEO is also an Officer and minority shareholder of Conedi.

Transaction’s object

(1) Assignment by the Sellers to Inter of credit rights arising from the sale, by the Sellers to Conedi, of their equity stake in the following companies: Itapar Participações e Empreendimentos Eireli, Zyv Participações S.A., JF Sistema de Comunicação Ltda., Sistema Rádio Norte Ltda., Sistema de Comunicação Alvorada Ltda., Rádio e Televisão Libertas Ltda., Rádio Acaiaca Ltda. e Rádio Itatiaia, as set forth in the share purchase agreement entered into on June, 30 2021, as amended (“Sellers Credit Assignment”).

(2) Assignment by Rádio Itatiaia to Inter of credit rights arising from the Rádio Itatiaia share capital increase subscribed by Conedi (“Itatiaia Credit Assigment” and, together with the Sellers Credit Assignment, the “Credit Assignments”).

Transactions’ main terms and conditions

The Credit Assignments were carried out with a monthly discount rate of 0.2% and, considering the applicable fees, resulted in and total effective cost of 2,54% for the Sellers Credit Assignment and 2,57% for the Itatiaia Credit Assignment. The payment will be made in quarterly installments from December 09, 2022 until September 04, 2024. As a result of the Credit Assignments, Inter became a creditor of Conedi for the total amount of R$59,711,911.52 which is also subject to an interest rate of 100% of the CDI.

Information on whether, when, how and in what extent the counterparty, its equity holders or management took part in the process of: (a) approving the transaction, describing their participation; and (b) negotiation of the transaction, describing their participation.

The transaction was approved by Inter’s Credit Approval Committee. Subsequently, it was approved by Inter’s Board of Directors, by a majority of votes, with (i) abstentions by Inter’s Directors who also are Officers and shareholders of Conedi, and (ii) favorable votes of the majority of the Directors not prevented from voting on the matter.

Detailed reasoning on why management considers that the transaction was entered into in arm’s length conditions or provides for proper compensation.

The transaction was freely negotiated by the parties and entered under balanced conditions, with adequate compensation payments.

The terms and conditions negotiated by Inter were established considering: (i) the cost of fund raising by Inter, and (ii) a discount set in line with the criteria applied to other customers who have entered into similar transactions with Inter, maintaining the attractiveness of the compensation compared to the credit risk involved.

Belo Horizonte, October 3, 2022.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer of Inter&Co